UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1) *

SNAP INTERACTIVE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83303W109

(CUSIP Number)

Greg R. Samuel, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83303W109	Page 2 of 6
1. Names of Reporting Persons. Darrell Lerner
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☑
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,062,157
8. Shared Voting Power 0
9. Sole Dispositive Power 3,062,157
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,062,157
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 7.0%*
14. Type of Reporting Person (See Instructions) IN

*The percentage is calculated based upon 43,805,261 shares of common stock outstanding, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on December 10, 2012, as adjusted to reflect the issuance of 325,000 shares of restricted common stock to the Reporting Person pursuant to a restricted stock award agreement.

This Amendment No. 1 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock of the Issuer filed on December 12, 2011, by the Reporting Person with the Securities and Exchange Commission (as amended, the “Schedule 13D”).  This Amendment is being filed to disclose a change in beneficial ownership of the Reporting Person relating to the grant of certain shares of restricted Common Stock and the cancellation of certain previously awarded shares of restricted Common Stock.  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D.  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a)         The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.

(b)           Number of shares as to which the Reporting Person has:

(i)            sole power to vote or to direct the vote:

 See Item 7 on the cover page hereto.

(ii)           shared power to vote or to direct the vote:

 See Item 8 on the cover page hereto.

(iii)          sole power to dispose or to direct the disposition of:

 See Item 9 on the cover page hereto.

(iv)          shared power to dispose or to direct the disposition of:

 See Item 10 on the cover page hereto.

(c)           Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Person are described below.

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
12/28/2012	Reporting Person		300,000	$0	Cancellation by the Issuer
12/28/2012	Reporting Person	325,000		$0	Acquisition from the Issuer

(d)           Not applicable.

(e)           Not applicable.”

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

“Effective December 28, 2012, the Issuer awarded the Reporting Person 325,000 shares of restricted Common Stock (the “Award Shares”) in exchange for the cancellation of 300,000 shares of restricted Common Stock that were previously awarded to the Reporting Person on January 1, 2010 (the “Prior Employment Award”) under that certain Amendment No. 2 to the Employment Agreement, dated as of December 1, 2007.  The Issuer issued the Award Shares under that certain Restricted Stock Award Agreement, dated as of December 28, 2012 (the “Award Agreement”).  The Award Shares are currently voteable by the Reporting Person and will vest upon the earlier of (i) the tenth anniversary of the date of grant, (ii) a “change in control” as defined in the Snap Interactive, Inc. Amended and Restated 2011 Long-Term Incentive Plan (the “Incentive Plan”) or (iii) on the date of the Reporting Person’s termination of service without “cause” as such term is defined in the written employment or consulting agreement between the Issuer and the Reporting Person that is in effect on the date of Reporting Person’s termination of service, provided that for purposes of subparagraphs (i) and (ii) above, the Reporting Person must be employed or providing services to the Issuer or its subsidiaries on the applicable vesting date.  The foregoing description of the Award Agreement is qualified in its entirety by reference to the Award Agreement filed as Exhibit 99.4 hereto, which is incorporated herein by reference.

In connection with, and as a condition to, the Award Agreement, the Reporting Person entered into an Award Cancellation and Release Agreement with the Issuer, effective as of December 28, 2012 (the “Cancellation Agreement”).  Pursuant to the Cancellation Agreement, the Reporting Person agreed that the Prior Employment Award was cancelled and of no further effect as of December 28, 2012. In addition, under the Cancellation Agreement, the Reporting Person agreed to release the Issuer from any and all claims in connection with any rights acquired pursuant to the Prior Employment Award.  The foregoing description of the Cancellation Agreement is qualified in its entirety by reference to the Cancellation Agreement filed as Exhibit 99.5 hereto, which is incorporated herein by reference.

Effective December 28, 2012, the Reporting Person also entered into a First Amendment to Restricted Stock Award Agreement with the Issuer (the “First Amendment”) related to 600,000 shares of restricted Common Stock that were previously awarded to the Reporting Person on October 28, 2011 (the “Original Award”) pursuant to that certain Restricted Stock Award Agreement, dated as of October 28, 2011 (the “Original Award Agreement”).  The First Amendment modifies the vesting terms of the Original Award Agreement to provide that the Original Award will vest upon the earlier of (i) the tenth anniversary of the date of grant, (ii) a “change in control” as defined in the Incentive Plan or (iii) on the date of the Reporting Person’s termination of service without “cause” as such term is defined in the written employment or consulting agreement between the Issuer and the Reporting Person that is in effect on the date of Reporting Person’s termination of service, provided that for purposes of subparagraphs (i) and (ii) above, the Reporting Person must be employed or providing services to the Issuer or its subsidiaries on the applicable vesting date. The foregoing description of the First Amendment is qualified in its entirety by reference to the First Amendment filed as Exhibit 99.6 hereto, which is incorporated herein by reference.”

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Employment Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on December 12, 2011 by the Reporting Person with the Securities and Exchange Commission).
99.2	Amendment No. 2 to Employment Agreement (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed on December 12, 2011 by the Reporting Person with the Securities and Exchange Commission).
99.3
Restricted Stock Award Agreement, dated October 28, 2011 (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed on December 12, 2011 by the Reporting Person with the Securities and Exchange Commission).

99.4	Restricted Stock Award Agreement, dated December 28, 2012 (filed herewith).
99.5	Award Cancellation and Release Agreement, effective as of December 28, 2012 (filed herewith).
99.6	First Amendment to Restricted Stock Award Agreement, dated as of December 28, 2012 (filed herewith).”

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2013

DARRELL LERNER

/s/ Darrell Lerner

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EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Employment Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on December 12, 2011 by the Reporting Person with the Securities and Exchange Commission).
99.2	Amendment No. 2 to Employment Agreement (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed on December 12, 2011 by the Reporting Person with the Securities and Exchange Commission).
99.3
Restricted Stock Award Agreement, dated October 28, 2011 (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed on December 12, 2011 by the Reporting Person with the Securities and Exchange Commission).

99.4	Restricted Stock Award Agreement, dated December 28, 2012 (filed herewith).
99.5	Award Cancellation and Release Agreement, effective as of December 28, 2012 (filed herewith).
99.6	First Amendment to Restricted Stock Award Agreement, dated as of December 28, 2012 (filed herewith).

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